As filed with the United States Securities and Exchange Commission on December 4, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

INFOSYS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer’s name into English)

Republic of India
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-4800
 (Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100
It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one equity share of Infosys Limited	250,000,000	$0.05	$12,500,000	$1,452.50
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt the form of which is filed as Exhibit A to the Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles (15) and (16)

	(iii)	The collection and distribution of dividends	Articles (4), (12), (13), (15) and (18)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (11), (15), (16) and (18)

	(v)	The sale or exercise of rights	Article (13)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (3), (12) and (17)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (4) and (6)

	(x)	Limitation upon the liability of the depositary	Articles (13), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts	Articles (7), (8), (12) and (14)

Item 2. AVAILABLE INFORMATION		Article (11)

(b) Statement that Infosys Limited (the "Company") furnishes the Securities and Exchange Commission (hereinafter called the "Commission") with certain public reports and documents required by foreign law or otherwise under the Securities Exchange Act and that such reports and documents are available for inspection and copying through the Commission’s EDGAR system or at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement dated as of     , 2003 among the Company, Deutsche Bank Trust Company Americas as depositary (the “Depositary”), and all Registered Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed under SEC File Number 333-72199 on March 28, 2003 and incorporated herein by reference.

(a)(2)
Amendment No. 1 to Deposit Agreement dated as of July 1, 2004 among the Company, the Depositary, and all Registered Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Previously filed under SEC File Number 333-72199 on June 30, 2004 and incorporated herein by reference.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement dated      , 2014 among the Company, the Depositary and all Registered Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.  Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Infosys Limited, Deutsche Bank Trust Company Americas, as depositary, and all Registered Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 4, 2014.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one equity share of Infosys Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Infosys Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the United Kingdom on December 4, 2014.

INFOSYS LIMITED

By:	/s/ Dr. Vishal Sikka
Name: Dr. Vishal Sikka Title: Chief Executive Officer

Know all persons by these presents that each person whose signature appears below constitutes and appoints Dr. Vishal Sikka and Rajiv Bansal, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on December 4, 2014.

Signatures	Capacity

/s/Dr. Vishal Sikka	Director, Chief Executive Officer and Managing Director
Dr. Vishal Sikka	(Principal Executive Officer)

/s/Rajiv Bansal	Chief Financial Officer
Rajiv Bansal	(Principal Financial Officer and Principal Accounting Officer)

/s/U.B. Pravin Rao	Director
U. B. Pravin Rao

/s/Kiran Mazumdar-Shaw	Director
Kiran Mazumdar-Shaw

/s/Carol M. Browner	Director
Carol M. Browner

Director, Non-Executive Chairman of the Board of Directors
K. V. Kamath

Director
Ravi Venkatesan

/s/Dr. Omkar Goswami	Director
Dr. Omkar Goswami

/s/Jeffrey Sean Lehman	Director
Jeffrey Sean Lehman

/s/R/ Seshasayee	Director
R. Seshasayee

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Infosys Limited, has signed this Registration Statement in New York, New York, on December 4, 2014.

DEPOSITARY MANAGEMENT CORPORATION as Authorized U.S. Representative

By:	/s/ George Boychuk
Name: George Boychuk Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number
(a)(3) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary (e) Rule 466 Certification